Mail Stop 4561

December 16, 2009

Ryan Petersen
President and Chief Executive Officer
OCZ Technology Group, Inc.
6373 San Ignacio Avenue
San Jose, California 95119

      Re: OCZ Technology Group, Inc.
              Amendment No. 2 to Registration Statement on Form 10
              Filed December 4, 2009
              File No. 000-53633

Dear Mr. Petersen:

      We have completed our review of your filing and have no further comments at this time.

              Sincerely,

              Maryse Mills-Apenteng
              Special Counsel

cc: <u>Via facsimile (650) 687-1106</u>
        Edward Batts
        DLA Piper LLP